Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 19, 2020

The following information was provided to employees of Factor Systems, Inc. (d/b/a Billtrust) on October 19, 2020

Billtrust / South Mountain

Employee FAQ on Billtrust Intranet Trusty

General / Transaction questions

●	What is being announced?
o
We announced that Billtrust has entered into a definitive agreement for a business combination with South Mountain Merger Corp. (SMMC), a publicly traded special purpose acquisition corporation (SPAC) on the NASDAQ.

o	We also announced that several top-notch public company investors have agreed to invest $200 million in Billtrust including, Fidelity, Wellington Management, and Franklin Templeton.
o
At the close of this transaction, Billtrust will become a publicly traded company listed on the NASDAQ. We expect being a review process with the Securities and Exchange Commission (SEC) in the coming days and for the transaction to close after that is complete in early Q1 2021

●	Why is Billtrust going public now?
o	Going public is an efficient way to access capital for our business and is a logical step in the evolution of our company.
o	Accessing the public capital markets will allow us to accelerate our growth organically and through acquisitions that support our long-term strategy.

●	What is a SPAC?
o	A SPAC is a “special purpose acquisition company” also sometimes referred to as a “blank check” company.
o	A SPAC raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds into that company via a combination.

●	What does a “business combination” / “merger” with a SPAC mean?
o	Billtrust and SMMC will be combining businesses such that once the transaction is completed, there will be one company that is publicly traded on the NASDAQ.

●	Why go the SPAC route? Why not a regular IPO?
o	A SPAC transaction was compelling because it presented an efficient way for Billtrust to become a public company.

●	Does this mean we are a public company now?
o
Today’s announcement does not make us a public company, nor does it guarantee that we will move forward with the business combination – simply put, we have signed a definitive agreement to move forward with the process.

●	What happens in the window between announcing the SPAC merger and officially becoming a public company?
o	We must complete the SEC review and additional administrative and company governance actions to complete this process.

●	What are the terms?
o	The business combination values Billtrust’s pro-forma equity at approximately $1.5 billion upon the consummation of the transaction, based on current assumptions.
o	Following the transaction, the Company is expected to be debt free with approximately $200 million in cash, offering significant capital flexibility for continued growth, both organic and inorganic.

●	When will the transaction close?
o	We are still in the process of moving forward with the business combination, but we plan to complete the process within the next three months.

●	What is the PIPE?
o
In a PIPE (private investment in public equity) transaction, the SPAC and Company together identify an investor or group of investors to provide additional capital via a private placement of the Company’s shares at a price typically equal to the IPO price.

o
The announced transaction includes a PIPE of $200 million of commitment from several well-known public company investment firms including Fidelity, Franklin Templeton Investments and Wellington Management Company.

●	What is the SEC?
o
The SEC (Securities Exchange Commission) is an agency of the US Government with the mission of protecting investors, maintaining fair, orderly and efficient markets, and facilitating capital formation.

Employee impact / communications questions

●	How will this impact me? My role?
o	It is business as usual. We do not expect this to impact your day to day work or priorities. Please keep doing what you are doing and remain focused on our customers and company values.

●	What is going to change?
o
It is business as usual. We will continue to operate the business with the same goals in mind. There are certain policies and procedures that we all must adhere to as a public company and you will be receiving information and training on them.

●	Will our benefits stay the same?
o	We do not expect any change in employee benefits.

●	Will our salaries stay the same?
o	We do not expect any changes to salaries.

●	What can or can’t I tell my friends/family if they are interested in buying Billtrust stock when available?
o	You may get questions from investors, business partners, even family and friends. If that happens, it is critical that our sales and performance and any future plans are kept strictly confidential.
o	It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans to anyone outside of the company.
o
Company communications must remain internal and are not to be shared with anyone outside of Billtrust – this includes sharing information or statements about the business combination publicly, including all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

o	If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to pr@billtrust.com
o	This is very important, and we ask for everyone’s help in protecting our information.
o	You have likely already received documentation on insider trading policies that you need to acknowledge.
o	You will be receiving documentation of our code of conduct which you will also need to acknowledge.
o
SMMC is currently a publicly traded company on the NASDAQ and is immediately subject to all of the insider trading guidelines provided to you today. Please be sure to review and adhere to those guidelines.

●	What can I post on social media about this?
o	Please do not make any posts on social media about this business combination other than sharing the transaction announcement. Please refrain from adding additional commentary.
o	It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.
o
Company communications must remain internal and are not to be shared with anyone outside of Billtrust – this includes sharing information or statements about the business combination publicly, including all social channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

o	We have updated our social media policies which can be found here [insert link], please review and be sure to adhere to those policies.
o

New public company questions

●	Will there be executive staff changes?
o	No. There will be no changes to the leadership team, or the team overall, as a result of this transaction.

●	Who will be on the board?
o	The final board composition of the new public company will be announced at a later date.

●	Will this transaction cause layoffs/create jobs?
o	This transaction is about supporting the long-term growth of Billtrust. As we grow, we generally create new employment and team advancement opportunities.

●	Does this impact anything in the near-term regarding contracts and partnerships that we have?
o	No.

●	Will our executive team continue to lead the company?
o	Yes, we do not anticipate changes to the leadership team, or the team overall, as a result of this transaction.

●	What type of financial information and other info will we have to share once we go public?
o
In addition to sharing our news as we usually do, public companies must keep their shareholders informed on a regular basis by filing periodic reports with the SEC. This includes quarterly and annual reports on the company’s financial statements and business results and other material information important for public investors to know.

●	Any major strategic changes?
o	We expect to deploy additional capital to accelerate our growth plans.

●	Are we starting to do things differently?
o	No, we don’t expect this transaction to impact our current operations.

●	Are we looking to sell Billtrust?
o
Once completed, this transaction will represent a sale of some of the equity ownership in Billtrust. It is anticipated that current Billtrust shareholders will continue to own a significant majority of outstanding shares.

●	Will anything change to the strategic initiatives?
o	No, we don’t expect any changes to our strategic initiatives.

●	Will the SPAC announcement impact 2021 planning and objectives?
o	No, we don’t expect any changes to our 2021 business objectives.

Impact to Customers and Prospects

●	What are the benefits to our customers?
o	Through this transaction, Billtrust will have additional capital to enhance our products to better serve our customer’s needs.

●	What are risks to our customers?
o	We don’t see any risks for our customers.

●	What would the customer want?
o	We believe our customers want a strong partner and are confident that this transaction only makes us stronger.

●	What does this mean to our prospective customers?
o
Our future customers want a strong partner that is committed to serving them. Completion of this transaction only makes us even stronger financially and our commitment to serving customers continues unwaveringly.

Stock and/or Options questions

●	What will happen to my options?
o	Your option rights to acquire Billtrust stock will be converted into the right to buy stock in the publicly traded company once the transaction is completed.
o
Based on the enterprise value announced today, it is expected that each share of Billtrust stock will be exchanged for approximately seven shares of the newly combined company which will be initially priced at $10 per share.

●	How will I learn more about my options and Billtrust stock?
o
In the coming weeks, the Talent team will be hosting a series of educational events to inform our team of their rights and responsibilities related to current options and the future of Billtrust stock.

Important Information and Where to Find It

A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement/consent solicitation/prospectus, to be filed by South Mountain with the SEC. South Mountain urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation/prospectus as well as other documents filed with the SEC because these documents will contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the Company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.